Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated June 15, 2015

Relating to Preliminary Prospectus dated June 12, 2015

Registration No. 333-203505

Invuity, Inc.

Prices Initial Public Offering of 4,000,000 Shares of Common Stock

Supplements information in preliminary prospectus dated June 11, 2015

This free writing prospectus provides the final pricing information for the initial public offering of common stock by Invuity, Inc. Additionally, on June 12, 2015, the Company filed Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (Registration No. 333-203505) (“Post-Effective Amendment No. 1”) to describe a recent development relating to its financial results. This free writing prospectus summarizes the supplements to the preliminary prospectus dated June 11, 2015 that appear in the most recent preliminary prospectus included in Post-Effective Amendment No. 1 (the “Preliminary Prospectus”).

A copy of the Preliminary Prospectus is included in Post-Effective Amendment No. 1 and may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1393020/000119312515221532/d852944dposam.htm

The following summarizes the amendments and supplements appearing in the Preliminary Prospectus. References to “Invuity,” “we,” “us,” “our” or “the Company” are used in the manner described in the Preliminary Prospectus.

Initial public offering price:	$12.00 per share.

Shares of common stock offered by us:	4,000,000 shares.

Option to purchase additional shares:	600,000 shares.

Shares of common stock to be outstanding immediately after this offering:	12,701,092 shares, assuming no exercise of the option to purchase additional shares.

Net Proceeds:

We estimate that the net proceeds from our sale of 4,000,000 shares of common stock in this initial public offering at the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $41.1 million, or $47.8 million if the underwriters exercise in full their option to purchase additional shares.

Pricing date:	June 15, 2015

Trade date:	June 15, 2015

Closing date:	June 18, 2015

Joint book-running managers:	Piper Jaffray & Co., Leerink Partners LLC and Stifel, Nicolaus & Company, Incorporated

Co-manager:	William Blair & Company, L.L.C.

Recent Developments:

As of March 31, 2015, we had an outstanding accounts receivable balance from one customer for approximately $344,000, the majority of which is currently more than 150 days old. This customer is a distributor who sells our devices exclusively to military facilities. We do not intend to sell any additional devices to this customer until the outstanding accounts receivable is collected. If this accounts receivable balance is not collected by June 30, 2015, our financial statements for the quarter ending June 30, 2015 may be impacted by the amount of the outstanding receivable. We have added this disclosure on pages 7 and 16 of the Preliminary Prospectus to reflect this event.

The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, via telephone at 800-747-3924 or email at prospectus@pjc.com; or from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at (800) 808-7525, or by email at syndicate@leerink.com.